As filed with the Securities and Exchange Commission on May 9, 2007

                              Registration No. 333-
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts
                                       of
                     TONGKAH HARBOUR PUBLIC COMPANY LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)
                             THE KINGDOM OF THAILAND
            (Jurisdiction of incorporation or organization of issuer)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             (Exact name of depositary as specified in its charter)
                      60 Wall Street, New York, N.Y. 10005
                                 (212) 250-9100
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
                                   ----------

                        DEPOSITARY MANAGEMENT CORPORATION
          (570 Lexington Avenue, 44th Floor, New York, New York 10022,
                 United States of America, Tel: (212) 319-4800)
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                         Francis Fitzherbert-Brockholes
                                White & Case LLP
                               5 Old Broad Street
                               London EC2N 1DW, UK
                                +44 20 7532 1000

         It is proposed that this filing become effective under Rule 466
                           [ ] immediately upon filing
                             [ ] on (Date) at (Time)
       If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------
                                                        PROPOSED                 PROPOSED            AMOUNT OF
      TITLE OF EACH CLASS           AMOUNT TO BE     MAXIMUM AGGREGATE      MAXIMUM AGGREGATE      REGISTRATION
 OF SECURITIES TO BE REGISTERED      REGISTERED      PRICE PER UNIT (1)      OFFERING PRICE (1)         FEE
---------------------------------------------------------------------------------------------------------------
American Depositary Shares           100,000,000          $0.05                 $5,000,000             $535
evidenced by American                  American
Depositary Receipts, each            Depositary
American Depositary Share              Shares
representing 50 ordinary
shares, par value 1 Baht each,
of Tongkah Harbour Public
Company Limited
---------------------------------------------------------------------------------------------------------------

(1) For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.
                                   ----------

         The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

================================================================================

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item - 1.    Description of Securities to be Registered

                              Cross Reference Sheet

                                           Location in Form of Receipt
Item Number and Caption                    Filed Herewith as Prospectus
---------------------------------------    -------------------------------------
1. Name and address of depositary          Introductory Article, signature
                                           section at the Face of the Receipt

2. Title of American Depositary Receipts   Face of Receipt, top center
and identity of deposited securities

     Terms of Deposit:

     (i) The amount of deposited           Face of Receipt, upper right corner
     securities represented by one unit
     of American Depositary Receipts

     (ii) The procedure for voting, if     Articles number 9(iv), 14, 15 and 18
     any, the deposited securities

     (iii) The collection and              Articles number 4, 6, 9(i), 9(iii),
     distribution of dividends             13, 14 and 18

     (iv) The transmission of notices,     Articles number 12, 14, 15 and 18
     reports and proxy soliciting
     material

     (v) The sale or exercise of rights    Articles number 3, 4, 6, 9(iv),
                                           10, 13, 14, 15 and 18

     (vi) The  deposit  or sale of         Articles number 4, 9(i), 13, 14
     securities  resulting  from           and 16
     dividends, splits or plans of
     reorganization

     (vii) Amendment, extension or         Articles number 20 and 21
     termination of the deposit
     agreement

     (viii) Rights of holders of           Article number 12
     Receipts to inspect the transfer
     books of the depositary and the
     list of holders of Receipts

     (ix) Restrictions upon the            Articles  number  2, 3, 4, 5, 6, 7,
     right to deposit or withdraw          8, 9 and 22
     the underlying securities

     (x) Limitation upon the               Articles number 16, 17, 18 and 21
     liability of the depositary

3. Fees and Charges                        Article number 9

Item - 2.    Available Information

     Public reports furnished by issuer    Article number 12

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.    Exhibits

     a. Deposit Agreement dated as of April 23, 2007 among Tongkah Harbour Public Company Limited, Deutsche Bank Trust Company Americas as Depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

     b. Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

     c. Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

     d. Opinion of White & Case LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as
          Exhibit 4.

     e.   Certification under Rule 466. - Not Applicable.

Item - 4. Undertakings

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR 30 days before any change in the fee schedule.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom, on May 9, 2007.

                                           Legal entity created by the agreement
                                           for the issuance of American
                                           Depositary Receipts for ordinary
                                           shares, par value 1 Baht each, of
                                           Tongkah Harbour Public Company
                                           Limited

                                           DEUTSCHE BANK TRUST COMPANY AMERICAS,
                                           AS DEPOSITARY


                                           By:  /s/ Jane Taylor
                                               ---------------------------------
                                           Name:  Jane Taylor
                                           Title: Director

                                           By:  /s/ Tom Murphy
                                               ---------------------------------
                                           Name:  Tom Murphy
                                           Title: Vice President

        Pursuant to the requirements of the Securities Act of 1933, Tongkah Harbour Public Company Limited has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Bangkok, Thailand on May 9, 2007.

                                           TONGKAH HARBOUR PUBLIC COMPANY
                                           LIMITED


                                           By:  /s/ Wai Choi, Ng
                                               ---------------------------------
                                           Name:  Mr Wai Choi, Ng
                                           Title: Managing Director

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 9, 2007.


 /s/ Pricha Attavipach                      /s/ Scott A Ziegler
--------------------------------------     -------------------------------------
Name: Mr Pricha Attavipach                 Name: Mr Scott A Ziegler
Director (Chairman of the Board            Authorized U.S. Representative
of Directors)


 /s/ John Peter Mills                       /s/ Udom Chirapanathorn
--------------------------------------     -------------------------------------
Name: Dr John Peter Mills                  Name: Mr Udom Chirapanathorn
Director                                   Corporate Finance Director


 /s/ Edward Mervyn William Jones            /s/ Wai Choi, Ng
--------------------------------------     -------------------------------------
Name:  Mr Edward Mervyn William Jones      Name: Mr Wai Choi, Ng
Director                                   Managing Director


 /s/ Arida Vidhyananda                      /s/ Kriang Kiatfuengfoo
--------------------------------------     -------------------------------------
Name:  Mrs Arida Vidhyananda               Name: Mr Kriang Kiatfuengfoo
Director                                   Director

                                INDEX TO EXHIBITS

Exhibit
Number      Exhibit
---------   --------------------------------------------------------------------

    1 Deposit Agreement dated as of April 23, 2007 among Tongkah Harbour Public Company Limited, Deutsche Bank Trust Company Americas as Depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.

    4 Opinion of White & Case LLP, counsel for the Depositary, as to legality of the securities to be registered.